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                                                                    EXHIBIT 4(c)

                      LETTER TO SHAREHOLDERS OF RECORD
                              April _, 2002



               ~ Uroplasty, Inc. Subscription Rights Offering ~


                 Up to 3,071,535 Shares & 1,023,845 Warrants
             of Uroplasty, Inc. Common Stock Offered Pursuant to
             Rights Distributed to Shareholders of Uroplasty, Inc.

Dear Shareholder,

This letter is being sent to all holders of Common Stock of record as of April _, 2002 in connection with a distribution of Subscription Rights to acquire shares of the Company's Common Stock along with a Warrant to purchase additional shares of Common Stock at a future date.

The terms of the Rights Offering are described in the Company's Prospectus dated April _, 2002. For every two shares of Uroplasty, Inc. Common Stock owned by a shareholder as of the record date of April _, 2002, the shareholder is being given the opportunity to exercise a Subscription Right. Rights are not transferable.

IN THIS OFFER, ONE SUBSCRIPTION RIGHT PERMITS THE PURCHASE OF:

-  Three shares of Uroplasty, Inc. Common Stock; and
-  One Warrant to purchase one share of Uroplasty, Inc. Common Stock

Please read the Prospectus for more information.

ENCLOSED DOCUMENTS:

- The Prospectus (Please read carefully and completely.)
- The Rights Subscription Certificate
- A return envelope addressed to Uroplasty, Inc., 2718 Summer Street NE, Minneapolis, MN 55413-2820

EXPIRATION DATE:

Your prompt action is requested, as the Rights Offering will expire at 5:00 P.M., Minnesota Time on May _, 2002, unless extended by the Company.

TO EXERCISE THE SUBSCRIPTION RIGHTS:

To exercise the Rights, a properly completed and executed Rights Subscription Certificate and payment in full of the Subscription Price for all of the Rights exercised must be delivered to Uroplasty, Inc., 2718 Summer Street NE, Minneapolis, MN 55413-2820, as indicated in the Prospectus prior to the Expiration Date of 5:00 P.M. Minneapolis, Minnesota Time, May _, 2002.

OVERSUBSCRIPTION RIGHTS:

Only Shareholders who exercise all of their Rights can participate in an Oversubscription Privilege for the over-allotment of Basic Subscription


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Rights, subject to availability.  This Oversubscription Privilege must be exercised at the same time as the Basic Subscription Rights on the Rights Subscription Certificate. Oversubscription Rights can be exercised for any number of Shares and Warrants to the extent available. If enough Shares and Warrants are not available to meet Oversubscription requests, they will be allocated pro rata and excess funds will be returned to Shareholders accordingly.

If you need more information on this Rights Offering, or require additional copies of the enclosed materials, please call me directly at (612) 378-1180, extension 206, for my immediate attention.

Sincerely,
UROPLASTY, INC.

Daniel G. Holman
President and CEO

Enclosures:
Uroplasty, Inc. Subscription Rights Prospectus
Subscription Rights Certificate
Subscription Rights Certificate return envelope addressed to Uroplasty, Inc.

PS: Please read the prospectus carefully before deciding whether to invest.